April 13, 2009

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Paul M. Dudek, Esq.
Office of International Corporate Finance

RE Registration Statement on Form F-6 filed with respect to common shares of DeNA Co., Ltd.
    (File No. 333-154410)


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing common shares of DeNA Co., Ltd.
(the "Issuer") hereby requests hereby requests withdrawal of the above referenced Registration
Statement on Form F-6, together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the
Securities and Exchange Commission (the "Commission")
on October 17, 2008 and became effective on filing
pursuant to Rule 466 promulgated under the Act.   At this time,
no common shares of the Issuer have been accepted for deposit and no American Depositary Shares have been issued.
The Depositary does not wish to establish an American
Depositary Receipt program at this time and has elected not to accept any common shares of the Issuer and will not issue any securities under this Registration Statement.

Since none of the American Depositary Shares registered on the Registration Statement have been issued or sold and none will be issued or sold, the Depositary makes this application to the Commission to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel, Scott A. Ziegler, Esq. at Ziegler, Ziegler & Associates, LLP at 212-319-7600.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the Issuer

By: DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:       /s/James Kelly
Name:   James Kelly
Title:     Vice President

By:  /s/Chris Konopelko
Name:  Chris Konopelko
Title:    Vice President